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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K
                                (AMENDMENT NO. 2)


                            REPORT OF FOREIGN ISSUER


                        PURSUANT TO RULE 13A-16 OR 15D-16


                     OF THE SECURITIES EXCHANGE ACT OF 1934


                           FOR THE MONTH OF MARCH 2002


                                ECI TELECOM LTD.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                 30 HASIVIM STREET O PETAH TIKVA 49133 O ISRAEL

                    (ADDRESS OF PRINCIPAL CORPORATE OFFICES)




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Attached  hereto  and  incorporated   herein  by  reference  are  the  following
documents:

1. Additional Reports of Independent Accountants in respect of certain portions of the Registrant's audited Consolidated Financial Statements as at December 31, 2001, attached as exhibit 1 hereto.

2. Consent of PricewaterhouseCoopers, Independent Accountants, Hong Kong, with reference to Registration Statement No. 333-101669, attached as exhibit 2 hereto.

Note: This Amendment No. 2 to Form 6-K is being file in order to include the Reports of the independent accountants who audited certain consolidated subsidiaries of the Registrant's audited Consolidated Financial Statements as at December 31, 2001, and to file an additional consent, by one of such independent accountants, in connection with a Registration Statement in Form S-8.


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         SIGNATURE


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          ECI TELECOM LTD.
                                          (Registrant)


                                          By:     /s/ Martin Ossad
                                                 --------------------------
                                          Name:   Martin Ossad
                                          Title:  Corporate Vice President
                                                  & General Counsel



Dated:  Wednesday, April 30, 2003





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